SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
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                                 SCHEDULE 13G
                  Under the Securities Exchange Act of 1934
                             (Amendment No.    )*

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                                  LoopNet, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   543524300
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                                 (CUSIP Number)

                               December 31, 2011
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           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   [X] Rule 13d-1(b)

   [ ] Rule 13d-1(c)

   [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

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====================
CUSIP No. 543524300                 13G
====================

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    1    NAMES OF REPORTING PERSONS  Alpine Associates Advisors
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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A) [ ]
                                                           (B) [X]
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    3    SEC USE ONLY
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    4    CITIZENSHIP OR PLACE OF ORGANIZATION  New Jersey
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                   5    SOLE VOTING POWER          1,765,784
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     6    SHARED VOTING POWER             None
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    7    SOLE DISPOSITIVE POWER     1,765,784
   PERSON WITH:   ----------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER        None
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    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON   1,765,784 (See Note 1 to Item 4 below)
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    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)          [ ]
         EXCLUDES CERTAIN SHARES (See Instructions)
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    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)     5.2%
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    12   TYPE OF REPORTING PERSON  IA
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Item 1(a) Name of Issuer:

LoopNet, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

185 Berry Street, Suite 4000
San Francisco, CA  94107

Item 2(a) Name of Person Filing:

Alpine Associates Advisors

Item 2(b) Address of Principal Business Office:

100 Union Avenue
Cresskill, NJ 07626

Item 2(c) Citizenship:

New Jersey sole proprietorship

Item 2(d) Title of Class of Securities:

Common Stock

Item 2(e) CUSIP Number:

543524300

Item 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act;

(b) [ ] Bank as defined in Section 3(a)(6) of the Act;

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [X] An investment adviser in accordance with Rule 13d-
1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) [ ] A non-U.S. institution in accordance with Rule 240.13d-
1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-
1(b)(1)(ii)(J), please specify the type of institution: __________

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Item 4    Ownership

    (a)   Amount beneficially owned:  1,765,784 (see Note 1)

    (b)   Percent of class:  5.2%

    (c)   Number of shares to which such person has:

          (i)   Sole power to vote or direct the vote: 1,765,784 (see Note 1)

          (ii)  Shared power to vote or direct the vote:  None

          (iii) Sole power to dispose or direct disposition of:
                1,765,784 (see Note 1)

          (iv)  Shared power to dispose or direct disposition of:  None

Note 1: Alpine Associates Advisors ("Alpine"), an investment advisor that is registered under the Investment Advisors Act of 1940, furnishes investment advice to and manages onshore and offshore investment funds and separate managed accounts (such investment funds and accounts, the "Funds"). In its role as investment advisor and manager Alpine possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by the Funds. Alpine disclaims beneficial ownership of such securities.

Item 5    Ownership of 5% or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6    Ownership of More than 5% on Behalf of Another Person

Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8    Identification and Classification of Members of the Group

Not applicable

Item 9    Notice of Dissolution of Group

Not applicable

Item 10   Certification

By signing the below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2012

/s/ Todd Mason
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Todd Mason
Chief Compliance Officer, Alpine Associates Advisors

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